UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 2022

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Shell third quarter 2022 update note

The following is an update to the third quarter 2022 outlook. Impacts presented may vary from the actual third quarter 2022 results and are subject to finalisation of those results, which will be published on October 27, 2022. Unless otherwise indicated, all outlook statements exclude identified items.

Integrated Gas

Adjusted EBITDA

  Production is expected to be between 890 and 940 thousand barrels of oil equivalent per day.
  LNG liquefaction volumes are expected to be between 6.9 and 7.5 million tonnes.
  Trading and optimisation results for Integrated Gas are expected to be significantly lower compared to the second quarter 2022 as a result of seasonality and substantial differences between paper and physical realisation in a volatile and dislocated market.
  Underlying Opex is expected to be between $1.1 and $1.3 billion.

Adjusted Earnings

  Pre-tax depreciation is expected to be between $1.3 and $1.7 billion.
  Taxation charge is expected to be between $1.3 and $1.6 billion.

 Upstream

Adjusted EBITDA

  Production is expected to be between 1,750 and 1,850 thousand barrels of oil equivalent per day.
  Underlying Opex is expected to be between $2.5 and $2.9 billion.
  The share of profit of joint ventures and associates is expected to include a gain between $0.5 and $0.7 billion relating to storage transfer effects.
  Adjusted EBITDA is also expected to include non-cash one-off gains between $0.8 and $1.0 billion.

Adjusted Earnings

  Pre-tax depreciation is expected to be between $3.0 and $3.4 billion.
  Taxation charge is expected to be between $3.4 and $4.0 billion, which includes a one-off release of non-cash tax provision of approximately $0.3 billion.

 Marketing

Adjusted EBITDA

  Marketing results are expected to be higher than the second quarter 2022.
  Underlying Opex is expected to be between $2.0 and $2.2 billion.
  Sales volumes are expected to be between 2,350 and 2,750 thousand barrels per day.

Adjusted Earnings

  Pre-tax depreciation is expected to be between $300 and $500 million.
  Taxation charge is expected to be between $150 and $350 million.

Chemicals & Products

Adjusted EBITDA

  The indicative refining margin is $15/bbl, compared to $28/bbl in the second quarter 2022; the decrease in margin is expected to have a negative impact of between $1.0 and $1.4 billion on the third quarter Adjusted EBITDA for Products compared to the second quarter 2022.
  The indicative chemicals margin is expected to be negative of $(27)/tonne, compared to a positive $86/tonne in the second quarter 2022; the decrease in margin is expected to have a negative impact of between $300 and $600 million on the third quarter Adjusted EBITDA of Chemicals compared to the second quarter 2022.
  Trading and Optimisation is expected to be in line with the second quarter 2022.
  Refinery utilisation is expected to be between 86% and 90%.
  Chemicals utilisation is expected to between 75% and 79%.
  Underlying Opex is expected to be between $2.7 and $3.1 billion.

Adjusted Earnings

  Pre-tax depreciation is expected to be between $650 and $850 million.
  Taxation charge is expected to be between $100 and $400 million.

Renewables and Energy Solutions

  Renewables and Energy Solutions Adjusted Earnings are expected to be between $(300) and $300 million for the third quarter.

Corporate

  Corporate segment Adjusted Earnings are expected to be a net expense of $550 to $750 million for the third quarter.

Shell Group

CFFO

  Tax paid is expected to be between $3.4 and $3.8 billion.
  As of the end of August, CFFO was impacted by working capital outflows of around $2.5 billion. Prevailing volatility could lead to additional outflows in CFFO in September from the combined effect of: price impacts on inventory, changes in inventory volumes (including gas storage), margining effects on derivatives and movements in accounts payable and receivables balances.

Full-year price and margin sensitivities

The Adjusted Earnings and CFFO price and margin sensitivities are indicative and subject to change. These are in relation to the full-year results and exclude short-term impacts from working capital movements, production seasonality, cost-of-sales adjustments and derivatives. Sensitivity accuracy is subject to trading and optimisation performance, including short-term opportunities, depending on market conditions. These sensitivities are reviewed and updated annually in the fourth quarter.

Marker sensitivity	Adjusted Earnings $ million	CFFO $ million
Integrated Gas
+$10/bbl Brent	1,000	1,000
+$10/bbl Japan Customs-cleared Crude - 3 months	1,100	1,200
Upstream
+$10/bbl Brent	2,500	3,000
+$1/mmbtu Henry Hub	250	325
+$1/mmbtu EU TTF	150	150
Chemicals & Products
+$1/bbl indicative refining margin	425	—
+$30/tonne indicative chemicals margin	700	—

Indicative chemicals margin

The indicative chemicals margin is an approximation of Shell’s global chemical margin performance trend (including equity-accounted associates), calculated using price markers from third parties’ databases. It is based on a simplified feedstock and product yield profile at a nominal level of plant performance and optimisation. The actual margins realised by Shell may vary due to factors including specific local market effects, chemicals plants maintenance, optimisation, operating decisions and product demand.

Actual historical indicative margins based on the enclosed indicative margin formula are available on the Chemicals & Products page in the Quarterly Data Book.

Q3 2022	Q2 2022	Q1 2022
$(27)/tonne	$86/tonne	$98/tonne

Actual realised margins are expected to exceed the formula this quarter due to various optimisation strategies in the current market environment.

Calculation formula ($/tonne) - note that brackets indicate a negative sign. For Natural Gas a factor of 48.65mmBTU/tonne and for Ethane a factor of 17.6bbl/tonne has been assumed.

NWE TTF Natural Gas*(4.0%) + USGC Henry Hub Natural Gas*(12.5%) + USGC Mont Belvieu Ethane*(4.0%) + NWE Naphtha*(19.0%) + NWE Butane*(3.5%) + Singapore Automotive Gasoil 10ppm*(4.0)% + Singapore Fuel oil 380 cst*(1.5)% + Japan Naphtha*(9.0)% + USGC VGO_LS*(4.5)% + USGC Gasoline Regular*5.5% + NWE Propylene*6.0% + NWE Ethylene Oxide*2.5% + NWE Ethylene*5.0% + South East Asia Propylene*1.5% + South East Asia Polypropylene*3% + China Styrene*10.5% + China Propylene Oxide*3.0% + China MEG*8.0% + USGC Ethylene*4.0% + Korea Benzene*(4.0)% + $18.5/tonne
Indicative refining margin

The indicative refining margin is an approximation of Shell’s global gross refining unit margin, calculated using price markers from third parties’ databases. It is based on a simplified crude and product yield profile at a nominal level of refining performance. The actual margins realised by Shell may vary due to factors including specific local market effects, refinery maintenance, crude diet optimisation, operating decisions and product demand.

Gross refining unit margin is defined as the hydrocarbon margin net of purchased/sold utilities, additives and relevant freight costs, divided by crude and feedstock intake in barrels. It is only applicable to the impact of market pricing on refining business performance, excluding trading margin.

Actual historical indicative margins based on the 2021 indicative margin formula are available on the Refining & Trading page in the Quarterly Data Book.

Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021
$15.03/bbl	$28.04/bbl	$10.23/bbl	$6.55/bbl	$5.70/bbl

The formula provided will be reviewed quarterly and typically updated annually, reflecting any changes in our refining portfolio.

Calculation formula ($/bbl) - note that brackets indicate a negative sign

Brent*(29.0%) + MSW*(11.5%) + LLS*(16.0%) + Dubai*(33.5%) + Urals CIF EU*(7.5%) + NWE Naphtha (RDAM FOB Barge)*9.5% + NWE Mogas premium unleaded*13.0% + NWE Kero*12.0% + NWE AGO*27% + NWE Benzene*1% + Sing Fueloil 380 cst*7.5% + USGC Normal Butane*3.5% + USGC LS No 2 Gasoil*8.0% + USGC Natural Gas*(2.0%) +TTF Natural Gas*(1%)+ USGC CBOB*14.5% + RINS*(22.0%) + NWE Propylene Platts*1% – $0.92/bbl

Consensus

The consensus collection for quarterly Adjusted Earnings, Adjusted EBITDA is per the new reporting segments and CFFO at a Shell group level, managed by Vara Research, will be published on 20 October 2022.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4355

Cautionary Note

The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. “Joint ventures” and “joint operations” are collectively referred to as “joint arrangements”.  Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

Forward-Looking Statements
This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement , including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2021 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader.  Each forward-looking statement speaks only as of the date of this announcement, October 6, 2022. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

Shell’s net carbon footprint

Also, in this announcement we may refer to Shell’s “Net Carbon Footprint” or “Net Carbon Intensity”, which include Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell only controls its own emissions. The use of the term Shell’s “Net Carbon Footprint” or “Net Carbon Intensity” are for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.

Shell’s net-Zero Emissions Target

Shell’s operating plan, outlook and budgets are forecasted for a ten-year period and are updated every year.  They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and Net Carbon Footprint (NCF) targets over the next ten years.  However, Shell’s operating plans cannot reflect our 2050 net-zero emissions target and 2035 NCF target, as these targets are currently outside our planning period. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.

Forward Looking Non-GAAP measures

This announcement may contain certain forward-looking non-GAAP measures such as  IFRS, including Adjusted Earnings, “Adjusted EBITDA”, Cash flow from operating activities excluding working capital movements, Cash capital expenditure, Net debt and Underlying opex.

Adjusted Earnings and Adjusted EBITDA are measures used to evaluate Shell’s performance in the period and over time.

The “Adjusted Earnings” and Adjusted EBITDA are measures which aim to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items.

Adjusted Earnings is defined as income/(loss) attributable to shareholders adjusted for the current cost of supplies and excluding identified items. “Adjusted EBITDA (CCS basis)” is defined as “Income/(loss) for the period” adjusted for current cost of supplies; identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component.

Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period. Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities. Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Underlying operating expenses is a measure of Shell’s cost management performance and aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors. Underlying operating expenses comprises the following items from the Consolidated statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses and removes the effects of identified items such as redundancy and restructuring charges or reversals, provisions or reversals and others.

We are unable to provide a reconciliation of these forward-looking Non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those Non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.

The contents of websites referred to in this announcement do not form part of this announcement.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC.  Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

LEI number of Shell plc: 21380068P1DRHMJ8KU70

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Number 333-262396).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: October 6, 2022	/s/ Caroline Omloo
Caroline Omloo
Company Secretary